UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 of Schedule 13D)*

CareAdvantage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14166N20

(CUSIP Number)

Dennis J. Mouras
CareAdvantage, Inc.
President and Chief Executive Officer
485-C ROUTE 1 SOUTH
4TH FLOOR
ISELIN NJ 08830
(732) 362-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14166N20

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dennis J. Mouras

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 8,416,667

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 8,416,667

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,416,667*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 14.6%

14.	Type of Reporting Person (See Instructions): IN

* Includes shares that may be acquired within 60 days upon the exercise of stock options

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Item 1.    Security and Issuer

This statement relates to shares of common stock, par value $.001 (the “Common Stock”) of CareAdvantage, Inc, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 485-C Route 1 South, Iselin, New Jersey.

Item 2.    Identity and Background

(a)	Dennis J. Mouras

(b)	485-C Route 1 South, Iselin, New Jersey.

(c)	Director, President, and Chief Executive Officer of the Issuer.

(d)	No

(e)	No

(f)	Mr. Mouras is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

On May 16, 2006, the Issuer granted Mr. Mouras a stock bonus of 2,000,000 shares of the Common Stock, which shares were issued without consideration.

Item 4.    Purpose of Transaction

Mr. Mouras is Director, President, and Chief Executive Officer of the Issuer. On May 16, 2006, the Issuer granted Mr. Mouras a stock bonus of 2,000,000 shares of the Common Stock, as reported in Item 3.

Mr. Mouras currently has no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

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(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Mr. Mouras, in his capacity as Director, President, and Chief Executive Officer reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Issuer and which action is approved by the Board of Directors of the Issuer.

Item 5.    Interest in Securities of the Issuer

(a)
Mr. Mouras is the beneficial owner of 8,416,667 shares of the Issuer’s common stock, which represents 14.6% of the Issuer’s common stock at this time. Other than set forth herein, currently, Mr. Mouras has no other interest, either of record or beneficially, in the common stock of the Issuer.

(b)	Mr. Mouras has the sole power to vote or to direct a vote and sole power to dispose or direct the disposition of the 8,416,667 shares of the Issuer’s common stock he beneficially owns.

(c)
On May 16, 2006, the Issuer granted Mr. Mouras a stock bonus of 2,000,000 shares of the Common Stock. Mr. Mouras has the right to acquire 1,902,778 shares within 60 days pursuant to options granted to him by the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change.

Item 7.    Material to Be Filed as Exhibits

Not applicable

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 25, 2006

Date

/s/ Dennis J. Mouras

Signature

Dennis J. Mouras, President, Chief Executive Officer and acting Principal Financial Officer

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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